EXHIBIT 99.1

Fury Drills 5.75 g/t Gold over 4 Metres at the Hinge Target: Extending Mineralization by Nearly 25% to the West at Eau Claire

Vancouver, Canada – October 24, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for six core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Drilling to date has tested five target areas at the Eau Claire deposit, significantly expanding the mineralized footprint (Figure 1). Drill holes 22EC-049 and 22EC-055 currently represent the western most drill holes and have extended gold mineralization a further 125 metres (m) from the multiple high-grade zones of gold mineralization from drill hole 22EC-048 (see news release dated August 3, 2022) within the Hinge Target. Drill hole 22EC-055 intercepted eight zones of mineralization across a drilled width of 290m, including 4.0m of 5.75 g/t gold, 1.0m of 9.81 g/t gold and 3.0m of 1.93 g/t gold and drill hole 22EC-049 intercepted six zones of gold mineralization across 350m drilled width including 1.0m of 21.40 g/t gold and 4.50m of 1.09 g/t gold (Figures 1 and 2). The multiple stacked zones of gold mineralization encountered at the Hinge Target clearly demonstrate that the Eau Claire gold resource remains open to the west and has the potential to be expanded significantly with approximately a 25% increase to the mineralized footprint realized to date.

“The Hinge Target continues to expand gold mineralization at the Eau Claire deposit which remains open for considerable expansion,” commented Tim Clark, CEO of Fury. “We are looking forward to the remaining 14 holes from the Percival Target, the North Limb, the eastern extension, the Gap Zone, and the Hinge Target, which are pending assay and expected prior to year-end. Although assay times have been slow across the industry, the Company is in a strong financial position with over C$12.5m in our treasury, 50% of drill results pending from this summer’s drill program, and extensive surface exploration results from across the Eau Claire land position.”

Western Hinge Target

Fury’s recognition of the importance of the fold geometry at the Hinge Target paired with the newly recognized stratigraphic control to the Eau Claire gold mineralization has led to an overall increase of 455m or approximately 25% to the overall mineralized footprint of the deposit (Figure 1). Drill holes 22EC-054 and 22EC-055 were designed to further target the apex of the fold that was first identified in drill hole 22EC-048, where four zones of high grade and multiple zones of broad widths at moderate grade were intercepted, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au (see news release dated August 3, 2022). Both holes intercepted multiple zones of gold mineralization with drill hole 22EC-055 successfully targeting the apex of the fold, where the strong alteration and higher vein density are closely associated with the highest fluid flow, concentrated by the Hinge Target geometry (Figure 2).  These results have further extended the shallow 850 zone and the deeper 450 zone of mineralization by 450 meters with both zones remaining open to the west.

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Table 1: Eau Claire Drill Results

Location	Hole ID	From	To	Length (m)	True Thickness (m)	Au g/t
Western Hinge Target	22EC-049	400	401	1.00	N/A	3.54
		548	548.5	0.50	N/A	4.52
		576.5	577.5	1.00	N/A	21.40
		728.5	730.5	2.00	N/A	1.79
		738	742.5	4.50	N/A	1.09
		745.5	747	1.50	N/A	1.82
	22EC-054	691.5	692	0.50	N/A	7.84
	22EC-055	426.5	428	1.50	N/A	1.89
		452.5	453.5	1.00	N/A	4.05
		493	494	1.00	N/A	9.81
		622	624	2.00	N/A	2.81
		651	655	4.00	N/A	5.75
		662	663	1.00	N/A	2.07
		689	692	3.00	N/A	1.93
		712	714.5	2.50	N/A	1.27
North Limb Target	22EC-050	No Significant Intercepts
	22EC-051	No Significant Intercepts
	22EC-052	No Significant Intercepts

Main intervals - Au grade*thickness no less than 2 g/t*m with grade no less than 1 g/t, maximum consecutive dilution 2m. Sub-intervals - Au grade*thickness no less than 7g/t*m with grade no less than 3.5g/t, maximum consecutive dilution 2m. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

North Limb Target

The entire Eau Claire gold deposit is currently known to be hosted in the southern limb of an anticline where east-west oriented shearing intercepts favourable stratigraphy. The north limb of the anticline, where parallel shear zones crosscut the same favorable volcanic stratigraphy hosting the Eau Claire deposit, remained mostly unexplored. In 2012, a single drill hole through a shallow portion of the north limb intercepted a 40m wide zone of alteration and quartz tourmaline veining which yielded 2m of 8.45 g/t gold. Fury recently completed three drill holes into the north limb target (22EC-050; 22EC-051 and 22EC-052). Drill hole 22EC-050 targeted a 200m down dip extension of the 2012 drill intercept. The hole intercepted a 6m wide zone of 0.212 g/t gold. The multi-element geochemistry from the three drill holes indicates the north limb dips shallower than initially interpreted which led the 2022 holes to be collared within the prospective volcanic stratigraphy, thus limiting the effectiveness of the drilling. Fury’s technical team will use the data from the limited 2022 North Limb drilling to refine the geological model to target further drilling. The North Limb target remains a high-priority target as the Company believes it has the potential to host a significant mineralized body.

Additional Targets

Gap Zone (Figure 1):

•

The recognition of the stratigraphic controls on the Eau Claire resource has opened up the westerly continuation of the 450 zone, historically referred to as the “Gap” Zone, as a highly prospective target;

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•	Historical drilling outside of the defined resource intercepted gold mineralization hosted in quartz tourmaline veining (preferred horizon) including 0.5m of 14.23 g/t gold, and 0.5m of 9.99 g/t gold;

•	Fury completed three drill holes targeting the Gap Zone, all of which have intercepted zones of alteration and/or quartz tourmaline veining. Results are pending.

“We have now stepped out over 450m from the defined Eau Claire Resource and have yet to find the limits of the mineralized system. The similarities of the Hinge Target and the defined Eau Claire resource are encouraging and indicate that further drilling may potentially lead to a substantial increase in defined gold ounce resources. The current 450m extension of the mineralized footprint to the west, which remains open, has validated our interpretation and targeting at Eau Claire, as we analyze and target potential additional drilling along this compelling target,” stated Bryan Atkinson, SVP, Exploration of Fury.

Currently, there is one completed hole pending assay results from the Hinge Target, three pending from the Gap Zone, two from the eastern extension and eight from Percival. The Company anticipates results from these holes to be released as received over the coming months.

Figure 1: Eau Claire Deposit long section area illustrating the resource block model and locations of the recent Hinge Target drill holes, towards the west.

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Eau Claire – Fold Hinge

Intercepts at the Western Fold Hinge Target

Looking West
Plan View
22EC-050
22EC-052
22EC-051
B'
Gap Zone
22EC-049
22EC-055
22EC-054
300 m
B
22EC-049
22EC-054
22EC-055
22EC-048
22EC-046
22EC-047
21EC-041
B
B'
4.79 g/t Au over 3.5m
14.19 g/t Au over 1m
9.81 g/t Au over 1m
5.86 g/t Au over 3.5m
2.5 g/t Au over 5.5m
1.81 g/t Au over 8m
21.4 g/t Au over 1m
5.75 g/t Au over 4m
1.93 g/t Au over 3m
1.78 g/t Au over 3m
20.6 g/t Au over 1m
3.36 g/t Au over 3m
3.73 g/t Au over 3.5m
1.29 g/t Au over 17.5m
1.66 g/t Au over 3m
3.89 g/t Au over 2.5m
1.09 g/t Au over 4.5m
200 m
Legend
Drill Intercept¹
Au g/t
10
5
2.5
1
0.5
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

Figure 2: Illustrates the intercepts at the western Fold Hinge Target at the Eau Claire deposit.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

2002-2015 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

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David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp (25.8%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mineral Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM terminology, which includes defined terms such as inferred, measured or indicated resources, may not be comparable to similar information about resource grades that would be made public by U.S. companies which are subject to the reporting and disclosure requirements under the United States federal securities laws.

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